------------------------------
                                                           OMB  APPROVAL
                                                  ------------------------------
                                                  OMB  Number
                                                  Expires:
                                                  Estimated  average  burden
                                                  hours  per  response  0.5
                                                  ------------------------------

                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.            )(1)


                              eFinancial  Depot.com,  Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                   282246  10  7
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                             John  F.  Huguet
                             1005  -  750  W.  Pender  Street
                             Vancouver,  British  Columbia
                             Canada  V6C  2T8
                             (604)  681-6186
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                               January  31,  2000
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

                         (Continued  on  following  pages)
                              (Page  1  of  5  Pages)

CUSIP  No.  282246  10  7               13D                   Page  2 of 5 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

   John  R.  Huguet
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


SC
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


Canada
________________________________________________________________________________
7    SOLE  VOTING  POWER

-0-
_____________________________________________________________
8    SHARED  VOTING  POWER

9,552,500
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

-0-
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


9,552,500
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


76.4%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


IN
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.   282246  10 7               13D                   Page  3 of 5 Pages


________________________________________________________________________________
Item  1.  Security  and  Issuer.


Common Stock, par value $0.001, of eFinancial Depot.com, Inc., a Delaware corporation, 1005 750 W. Pender Street, Vancouver, British Columbia, Canada V6C 2T8

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:  John  F.  Huguet

     (b)  Business  Address:
                      1005  -  750  W.  Pender  Street
                      Vancouver,  British  Columbia
                      Canada  V6C  2T8

     (c)  Principal  Occupation:  President  of  eFinancial  Depot.com,  Inc.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  Canada

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

The Reporting Person obtained beneficial ownership of the shares of eFinancial Depot.com, Inc. reflected herein upon execution of a Proxy from Gold Crown Holdings, Ltd.
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

The Reporting Person is the President and a Director of eFinancial Depot.com, Inc. and consequently is operating the business.
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


Of the 12,500,000 shares of eFinancial Depot.com, Inc. common stock issued and outstanding, the Reporting Person has shared voting power over 9,552,500 shares, or 76.4% of the total shares.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     The  Reporting  Person  received  a  proxy  from  Gold Crown Holdings, Ltd.
pursuant to which the Reporting Person has the right to vote all of the eFinancial Depot.com, Inc. common stock held by Gold Crown Holdings, Ltd.


________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

7.1    Proxy  issued  to  John  Huguet.

________________________________________________________________________________

CUSIP  No.   282246  10  7               13D                   Page 4 of 5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January  31,  2000
                                        ----------------------------------------
                                                         (Date)


                                            /s/  John  F.  Huguet
                                        ----------------------------------------
                                                       (Signature)


                                         John  F.  Huguet
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP  No.   282246  10  7               13D                   Page 5 of 5 Pages